

January 11, 2012

Via E-mail
Mr. Stephen Gurgovits
Chief Executive Officer
F.N.B. Corporation
One F.N.B. Boulevard
Hermitage, PA 16148

> Re: **F.N.B. Corporation**
> **Form 10-K for the Fiscal Year Ended December 31, 2010**
> **Filed February 25, 2011**
> **File No. 001-31940**

Dear Mr. Gurgovits:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. Where we have specifically requested a draft of your proposed disclosures in future filings, please ensure that it clearly identifies new, revised or deleted disclosures, as appropriate. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, including the draft of your proposed disclosures, we may have additional comments.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Lending Activity, page 48

1.   We note your portfolio segments and classes of financing receivables appear to be the same for purposes of providing the disclosures required by ASU 2010-20. Please tell us how you considered paragraphs 310-10-55-16 through 310-10-55-18 and 310-10-55-22 when determining that further disaggregation of your portfolio segments was not necessary. For example, it appears that you present information throughout the document based on geography (FNBPA – PA, FNBPA – FL, etc.). Confirm to us, if true, that the

classes presented are at the level management uses to assess and monitor the risk and performance of the portfolio and tell us how you considered presenting these disclosures by class by geographic distribution, as discussed in ASC Subtopic 310-10-55-17(e).

Allowance and Provision for Loan Losses, page 52

2.   We note the company has continued to recognize significant levels of loan net charge-offs within the Florida portfolio as well as elevated levels of problem loans. Total net charge-offs in fiscal 2009 exceeded the beginning of the year allowance for loan losses while in fiscal 2010 net charge-offs were approximately 99% of the allowance for loan losses at the beginning of the year. The allowance for loan losses to nonperforming loans ratio continues to be significantly lower than for the company's other core lending portfolios. Please provide us with and revise your disclosures in future filings to provide a more specific and thorough discussion of the credit risks within the Florida lending portfolio. In your response you should also address both the additional information requested to be disclosed in previous comments and trends therein as well as your appraisal policies in light of the reappraisal of land-related loans which resulted in a $12.9 million 4th quarter 2010 write-down (e.g. how often does this occur and has this been done on the entire portfolio).

Notes to Consolidated Financial Statements

Note 6. Loans, page 88

3.   Please provide us with and revise future filings, to include a rollforward of activity for the accretable yield recorded for purchased loans to reflect the specific amounts attributable to additions, accretion, disposals of loans, and reclassifications to or from nonaccretable difference during the period as required by ASC Subtopic 310-30-50-2.2.

4.   Please provide us with and revise future filings, to include a rollfoward of your loans accounted for under ASC 310-30 which reconciles your contractual receivable to your carrying amount. Your revised disclosure should also include disaggregated information pertaining to your nonaccretable yield.

5.   Please tell us and disclose how the remaining amounts of the both the contractual and expected cash flows are determined at each reporting period.

Note 8. Allowance for Loan Losses, page 93

6.   Please revise future filings to include a rollforward of the allowance for loans losses for purchased credit impaired loans.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact David Irving, Staff Accountant, at (202) 551-3321, if you have any questions regarding comments on the financial statements and related matters. If you have additional questions regarding financial matters, you may contact Marc Thomas, Staff Accountant, at (202) 551-3452. Please address questions regarding all other comments to Michael F. Johnson, Staff Attorney, at (202) 551-3477 or, if you thereafter need further assistance, to me at (202) 551-3698.

Sincerely,

/s/Mark Webb

Mark Webb
Legal Branch Chief